April 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Borqs Technologies, Inc.
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-255542
Filed April 29, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Borqs Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Monday, May 3, 2021, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Avital Perlman at 212-930-9700.

Very truly yours,

/s/ Pat Sek Yuan Chan
Pat Sek Yuan Chan Chief Executive Officer